Mail Stop 4561

August 7, 2008

Mr. Sam Jankovich
Chairman and Chief Executive Officer
EnterConnect Inc.
100 Century Center Court, Suite 650
San Jose, CA 95112-4537

> **Re: EnterConnect Inc.**
> **Amendment Nos. 2 and 3 to Form S-1**
> **Filed July 21 and August 6, 2008, respectively**
> **File No. 333-148797**

Dear Mr. Jankovich:

We have reviewed your amended filings and response letter and have the following comments.

Risk Factors, page 7

The Company has Material Future Financial Needs

1. Consistent with your response to prior comment 10 of our letter dated April 29, 2008, please revise this risk factor to state specifically that the company has sufficient cash resources to fund six months of operations at its current rate of expenditure. Disclose how much additional funding will be required in order for the company to meet its financial obligations for 12 months of operations.

Selling Stockholders, page 17

2. We note that although the registration statement has been amended to reduce the number of shares covered to shares underlying warrants, the selling stockholder section continues to state that the shares being offered by the selling stockholders "are issuable upon conversion of the convertible notes, and upon exercise of the warrants." Please reconcile this statement and any similar statements with the disclosure on the cover page of the registration statement.

Exhibit 5.1

3. We note that you have provided an opinion of counsel opining on New York law though EnterConnect, Inc. is a Nevada company.   Further, we note that the opinion specifically states that counsel is not permitted to practice in Nevada. The matters opined upon must be given with respect to the laws of the jurisdiction of incorporation of the registrant. Please revise the opinion accordingly. If the opinion will be provided by Tarter Krinsky & Drogin LLP, please delete the statement that counsel is not permitted to practice in Nevada.

4. In the opinion, counsel states that the shares to be sold by the selling shareholders are validly issued, fully paid and non-assessable. However, all of the shares underlie warrants that have not yet been exercised. Please revise the opinion as appropriate.

5. In addition, because the opinion is expressed as of the date it was rendered, please ensure that it is updated so that it refers to a date closer to the desired time of effectiveness.

As appropriate, please amend your filings in response to these comments. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions, please contact the undersigned at (202) 551-3457. Should you require further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: Via facsimile: (212) 216-8001
        Peter Campitiello, Esq.
        Tarter Krinsky & Drogin